UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-8557

REPORT PERIOD
October 1, 1999 to December 31, 1999


In the matter of:
CENTRAL AND SOUTH WEST CORPORATION, ET AL


      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from October 1, 1999 through December 31, 1999 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   CSW
 System              Money Pool       Short-Term         Total            SEC
Companies   Date     Borrowings     Borrowings (1)    Borrowings         Limit

 CPL      12/31/99  $322,157,843          -         $322,157,843    $600,000,000
 PSO      12/31/99    79,169,026          -           79,169,026     300,000,000
 SWEPCO   12/31/99   140,897,523          -          140,897,523     250,000,000
 WTU      12/24/99    25,995,913          -           25,995,913     165,000,000
 CSWS     10/06/99    92,111,902          -           92,111,902     210,000,000
-----------------------

(1)  Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 6.30%.

      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


           Total           CSW           CSW        Total CSW
         Subsidiary     Loans to     Corporation    Short-Term         SEC
Date     Borrowings    Money Pool    Borrowings     Borrowings         Limit
----     ----------    ----------    ----------     ----------         -----
12/30/99 $643,366,000 $643,366,000  $549,503,000  $1,192,869,000  $2,500,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   January 24, 2000



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/ Lawrence B. Connors
                             ---------------------------
                             Lawrence B. Connors
                             Controller